Gold Fields Limited Reg. No. 1968/004880/06) (Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 (“Gold Fields” or the “Company”) DEALING IN SECURITIES BY A PRESCRIBED OFFICER - CORRECTION Shareholders are referred to a dealings announcement released on the Stock Exchange News Service on 31 March 2023 and are advised that, contrary to the previous disclosure, clearance to deal in Gold Fields shares by Mr Rivera was not obtained in terms of 3.66 of the Listings Requirements. 3 April 2023 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd